CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09045327

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date January 26, 2009

SEC Mail Processing
Section

FEB 12 2009

Washington, DC
111

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release November 27, 2008: CSM opens innovation center and sets the new standard for margarines;
- Press release December 17, 2008: CSM efficiency improvement results in 125 job losses.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

PROCESSED
MAR 2 2009
THOMSON REUTERS

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM OPENS INNOVATION CENTER AND SETS THE NEW STANDARD FOR MARGARINES

Diemen (The Netherlands) November 27, 2008 – CSM, the global leader in bakery products, has officially opened its Innovation Center in Merksem, Belgium, on November 27, 2008. The new center sets the standard in the market of margarines and shows CSM's competitive strength as a leader in innovation. CSM recently launched Optinature, a full range of premium 100% natural margarines and melanges for all bakery applications. Every baker in Europe will be able to buy this successful new product, responding to the desire of consumers for bakery products with natural ingredients.

CEO Gerard Hoetmer and Mrs Els Compernolle, Advisor for Innovation and Economic Development for the City of Antwerp, performed the opening ceremony. Inneke Herreman, Secretary General of IMACE (International Margarine Association of the Countries of Europe) offered an insight into the major challenges facing the European margarine industry. Mrs Herreman talked of the legislative position regarding margarines, and steps taken to improve the health profile of margarines. She looked into the future, highlighting the importance of innovation in ensuring that margarines remain essential products for consumers and food producers alike. This new Innovation Center will be a hub for the latest developments in bakery margarines and strengthens CSM's commitment as a global market leader to bring the best of bakery products to its customers and consumers worldwide.

The Innovation Center in Merksem is the third of four European Innovation Centers that is celebrating its official opening. This CSM Innovation Center specializes in bakery margarines, while the other three Innovation Centers focus on frozen and bakery products, bakery ingredients and sweet ingredients, demonstrating CSM's ongoing investments in innovation and product development.

Gerard Hoetmer, CEO of CSM said: "We aim to be the first in mind of our customers when it comes to creativity, innovation and problem solving in bakery supplies. The new CSM Innovation Center for bakery margarines is an important step in further building our position as a global market leader. Not only are we

able to act as partners to our customers in understanding what consumers around the world really want, we are also distinctive in offering global solutions with a local touch."

For more information, please contact:
Press: Sonya Richardson, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31652411841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44(0)7767227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 69 11
F 020 695 19 42
E info@csm.nl
I www.csm.nl

Press release

CSM EFFICIENCY IMPROVEMENT RESULTS IN 125 JOB LOSSES

Diemen (The Netherlands), December 17, 2008 – CSM today announces redundancies in its factories in Wirral, UK and Aartselaar, Belgium. These measures are an integral part of our strategy to improve efficiencies in the supply chain as we strengthen our position as the global leader in Bakery Supplies.

There will be an overall reduction of 125 FTE's, representing up to 30% of total workforce in both factories. CSM will offer its support in finding alternative employment. The majority of the reductions will be achieved by the release of temporary staff and those on short term contracts. The reductions will be phased in until end 2009 as efficiency improvements are implemented in both factories.

For more information, please contact:

Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906216 / mobile +31 (0)6 5241 1841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END